United States securities and exchange commission logo





                          May 2, 2023

       Ronald Martell
       President and Chief Executive Officer
       Jasper Therapeutics, Inc.
       2200 Bridge Pkwy, Suite #102
       Redwood City, CA 94065

                                                        Re: Jasper
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 28,
2023
                                                            File No. 333-271500

       Dear Ronald Martell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Samantha Eldredge